Exhibit 99.14

CONSENT OF L.P. GIGNAC

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the report evaluating the Essakane Gold Project in Burkina Faso entitled “IAMGOLD Corporation: Updated Feasibility Study Essakane Project Burkina Faso”, effective June 3, 2008, readdressed March 3, 2009 (the “Essakane Report”); and (2) the annual information form of the Corporation dated March 28, 2011, which includes reference to my name in connection with the mineral reserve estimates for the Essakane Project, the Essakane Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

/s/ Louis Pierre Gignac, ing.
By: Louis Pierre Gignac, ing.
Title: Senior Mining Engineer
Company: G Mining Services Inc.

Date: March 28, 2011